SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

MGT Capital Investments, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

55302P202
(CUSIP Number)

May 6, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Iroquois Capital Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,740,496*
	7	SOLE DISPOSITIVE POWER
	8	SHARED VOTING POWER 1,740,496*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,740,496*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%*
12	TYPE OF REPORTING PERSON OO

* The aggregate percentage of Shares reported owned by each person named herein is based upon 18,098,221 Shares outstanding, as of April 13, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 14, 2016.

1	NAMES OF REPORTING PERSONS Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,691,758*
	7	SOLE DISPOSITIVE POWER
	8	SHARED VOTING POWER 1,691,758*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,758*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%*
12	TYPE OF REPORTING PERSON CO

* The aggregate percentage of Shares reported owned by each person named herein is based upon 18,098,221 Shares outstanding, as of April 13, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 14, 2016.

1	NAMES OF REPORTING PERSONS Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,740,496*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,740,496*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,740,496*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4*
12	TYPE OF REPORTING PERSON IN; HC

* The aggregate percentage of Shares reported owned by each person named herein is based upon 18,098,221 Shares outstanding, as of April 13, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 14, 2016.

1	NAMES OF REPORTING PERSONS Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,740,496*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,740,496*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,740,496*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%*
12	TYPE OF REPORTING PERSON IN; HC

* The aggregate percentage of Shares reported owned by each person named herein is based upon 18,098,221 Shares outstanding, as of April 13, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 14, 2016.

This Schedule 13G amends the previously filed Schedule 13D, as amended, filed on behalf of Iroquois Capital Management LLC (“Iroquois”), Iroquois Master Fund Ltd. (the “Fund”), Joshua Silverman (“Mr. Silverman”) and Richard Abbe, (“Mr. Abbe,” together with Iroquois, the Fund and Mr. Silverman, the “Reporting Persons”). Mr. Silverman, effective May 6, 2016, no longer serves on the Issuer’s Board of Directors (the “Board”). Accordingly, the Reporting Persons no longer have representation on the Board and hold the shares in the ordinary course of business without the purpose or effect of influencing the control of the Issuer.

Item 1(a).	NAME OF ISSUER:

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Shares”) of MGT Capital Investments, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The address of the Issuer’s principal executive offices is 500 Mamaroneck Avenue, Suite 204, Harrison, NY 10528.

Item 2(a).	NAME OF PERSON FILING:

Investment Manager

(i) Iroquois Capital Management L.L.C., a Delaware limited liability company (the “Investment Manager”), with respect to the shares of Common Stock held by Iroquois Master Fund Ltd., to which the Investment Manager serves as investment manager, (the “Fund”).

Reporting Individuals

(ii) Mr. Joshua Silverman, with respect to the shares of Common Stock held by the Fund.

(iii) Mr. Richard Abbe, with respect to the shares of Common Stock held by the Iroquois Fund.

The Investment Manager serves as the investment manager to the Fund. Each of the Reporting Individuals is a member of the Investment Manager.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was previously filed with the Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file its Schedule 13D and all future amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of all of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP NUMBER:
55302P202

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Such amounts include 437,500 shares issuable upon the exercise of warrants held by the Fund, which were inadvertently omitted from the previous amendment to the Schedule 13D. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 18,098,221 shares of Common Stock issued and outstanding as of April 13, 2016, as represented in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 14, 2016.

Excluded from the beneficial ownership of the Reporting Persons are 600,000 Shares issuable upon the exercise of warrants, which (i) are not exercisable until the earlier of October 8, 2016 or the consummation of certain qualified transactions as defined in the warrants and (ii) are subject to a conversion cap that precludes the Fund from exercising the warrants to the extent that the Fund would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 4.99% of the Shares outstanding (the “Conversion Cap”). Because the warrants are not exercisable within 60 days hereof and the Fund has exceeded the Conversion Cap, it cannot exercise the warrants within 60 days hereof and thus is not deemed to beneficially own the Shares underlying the warrants.

The Investment Manager, which serves as the investment manager to the Fund, may be deemed to be the beneficial owner of all shares of Common Stock held by, the Fund. Each of the Reporting Individuals, as members of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Fund and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 9, 2016

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

IROQUOIS MASTER FUND LTD.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe